Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220053

PROSPECTUS

5,188,235 Shares

Invitae Corporation

Common Stock

The selling stockholders identified in this prospectus may sell up to an aggregate of 5,188,235 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Our registration of the shares of our common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares of our common stock. The selling stockholders identified in this prospectus may sell the shares of our common stock covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the information under the heading “Plan of Distribution” on page 6 of this prospectus.

Our common stock is listed on The New York Stock Exchange under the symbol “NVTA.” On August 25, 2017, the last reported sale price of our common stock on The New York Stock Exchange was $9.84 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” included or incorporated by reference into this prospectus and in the other documents we incorporate by reference into this prospectus before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2017

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, references in this prospectus to “Invitae,” “we,” “us” and “our” refer to Invitae Corporation and its subsidiaries.

When we refer to the selling stockholders in this prospectus, we are referring to the stockholders identified in the table under the heading “Selling Stockholders” herein as well as any donees, pledgees, transferees or other successors-in-interest that received shares of our common stock after the date of this prospectus from the selling stockholders pursuant to a gift, a pledge, a partnership distribution or other transfer (other than a public sale).

Invitae and the Invitae logo are our trademarks. This prospectus and the documents incorporated by reference into this prospectus may also contain trademarks and trade names that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

RISK FACTORS

Investing in our securities involves risk. Prior to making a decision about investing in our common stock, you should carefully consider all of the information appearing or incorporated by reference in this prospectus, including the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any prospectus supplement to this prospectus. The occurrence of any of these risks or additional risks and uncertainties might cause you to lose all or part of your investment in our common stock.

INVITAE CORPORATION

Invitae Corporation is a genetic information company whose mission is to bring comprehensive genetic information into mainstream medical practice to improve the quality of healthcare for billions of people.

We were incorporated in the state of Delaware on January 13, 2010, as Locus Development, Inc. and changed our name to Invitae Corporation in 2012. Our principal executive offices are located at 1400 16th Street, San Francisco, California 94103 and our telephone number is (415) 374-7782. Our website address is www.invitae.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the Securities and Exchange Commission, or SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

On August 3, 2017, we sold to the selling stockholders 5,188,235 shares of our common stock in a private placement, pursuant to a securities purchase agreement with the selling stockholders. The registration statement to which this prospectus relates is being filed pursuant to a registration rights agreement we entered into with the selling stockholders to register the shares of our common stock sold in the private placement.

The following table sets forth, to our knowledge, certain information as of August 10, 2017 regarding the beneficial ownership of our common stock by the selling stockholders and the shares being offered by the selling stockholders. Beneficial ownership has been determined in accordance with the rules of the SEC. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of our common stock. The selling stockholders may offer and sell some, all or none of their shares.

	Shares Beneficially Owned Prior to Offering (1)		Shares Being Offered	Shares Beneficially Owned After Offering (1)
Name and Address	Number	Percent	Number	Number	Percent
Entities affiliated with Redmile Group (2)	2,112,240	4.3%	1,300,000	812,240	1.7%
Perceptive Life Sciences Master Fund Ltd. (3)	1,869,500	3.8%	1,180,000	689,500	1.4%
Deerfield Partners, L.P. (4)	531,000	1.1%	531,000	—	—
Deerfield International Master Fund, L.P. (4)	369,000	*	369,000	—	—
Entities affiliated with Acuta Capital (5)	450,000	*	450,000	—	—
OrbiMed Private Investments V, L.P. (6)	806,666	1.7%	350,000	456,666	*
Broadfin Healthcare Master Fund, Ltd. (7)	235,500	*	235,500	—	—
Stonepine Capital, L.P. (8)	235,500	*	235,500	—	—
Prelude Opportunity Fund, LP (9)	149,480	*	111,638	37,842	*
Entities affiliated with Asymmetry Capital (10)	144,339	*	108,362	35,977	*
Rock Springs Capital Master Fund LP (11)	1,306,000	2.7%	105,885	1,200,115	2.5%
Monashee Capital Master Fund LP (12)	105,675	*	105,675	—	—
Victory RS Science Technology Fund (13)	105,675	*	105,675	—	—

*	Represents less than 1%.
(1)	Based on 48,811,243 shares of our common stock outstanding on August 10, 2017.
(2)

Includes (i) 556,900 shares held by Redmile Capital Offshore Fund, Ltd., (ii) 320,900 shares held by Redmile Capital Fund, LP, (iii) 283,200 shares held by Redmile Long Only Master Fund, LP, (iv) 64,900 shares held by P Redmile Ltd., (v) 47,600 shares held by Redmile Capital Offshore Fund (ERISA), Ltd.

and (vi) 26,500 shares held by Redmile Special Opportunities Fund, Ltd. Also includes an aggregate of 812,240 shares beneficially owned prior to offering consisting of (a) 465,535 shares held by Redmile Private Investments I, L.P. and (b) 346,705 shares held by Redmile Private Investments I Affiliates, L.P., which shares are not being offered hereby. Redmile Group, LLC is the investment manager of each of the private investment vehicles and separately managed accounts listed in this footnote (2) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
(3)	Perceptive Advisors, LLC is the investment advisor of Perceptive Life Sciences Master Fund Ltd. Joseph E. Edelman, as the General Partner of Perceptive Advisors, LLC, has voting and investment power over all of the shares held by Perceptive Life Sciences Master Fund Ltd.
(4)	Deerfield Mgmt, L.P. is the general partner of each of Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. Deerfield Management Company, L.P. is the investment manager of each of Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own all of the shares held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.
(5)	Consists of (i) 355,500 shares held by Acuta Capital Fund, LP and (ii) 94,500 shares held by Acuta Opportunity Fund, LP. Richard Lin is the Managing Member of Acuta Capital Partners, LLC, the general partner of Acuta Capital Fund, LP and Acuta Opportunity Fund, LP, and has voting and investment power over all of the shares held by Acuta Capital Fund, LP and Acuta Opportunity Fund, LP. Mr. Lin disclaims beneficial ownership over all of the shares held by Acuta Capital Fund, LP and Acuta Opportunity Fund, LP, except to the extent of his pecuniary interest in such shares.
(6)	OrbiMed Capital GP V LLC (“GP V”) is the general partner of OrbiMed Private Investments V, LP (“OPI V”). OrbiMed Advisors LLC (“OrbiMed”) is the managing member of GP V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed. By virtue of such relationships, GP V, OrbiMed and Mr. Isaly may be deemed to have voting and investment power over all of the shares held by OPI V. Each of GP V, OrbiMed and Mr. Isaly disclaims beneficial ownership of the shares held by OPI V, except to the extent of its or his pecuniary interest in such shares, if any.
(7)	Broadfin Capital, LLC serves as investment adviser to Broadfin Healthcare Master Fund, Ltd. with the power to direct investments and/or sole power to vote the shares owned by Broadfin Healthcare Master Fund, Ltd. Kevin Kotler is the Managing Member of Broadfin Capital, LLC. Mr. Kotler has voting and investment power over all of the shares held by Broadfin Healthcare Master Fund, Ltd. Mr. Kotler disclaims beneficial ownership of all shares beneficially owned, except to the extent of his pecuniary interests in such shares.
(8)	Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P. Jon M. Plexico and Timothy P. Lynch, the managing members of Stonepine Capital Management, LLC, have voting and investment power over all of the shares held by Stonepine Capital, L.P. and disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest in such shares.
(9)	Prelude Capital Partners, LLC is the general partner of Prelude Opportunity Fund, LP. Cisco J. del Valle and Gavin Saitowitz, as managing members of Prelude Capital Partners, LLC, have voting and investment power over all of the shares held by Prelude Opportunity Fund, LP.
(10)	Includes (i) 100,573 shares held by Asymmetry Global Healthcare Fund, L.P. and (ii) 7,789 shares held by Asymmetry Global Healthcare (Master) Fund, LP. Also includes an aggregate of 35,977 shares beneficially owned prior to the offering consisting of (a) 33,395 shares held by Asymmetry Global Healthcare Fund, L.P. and (b) 2,582 shares held by Asymmetry Global Healthcare (Master) Fund, LP, which shares are not being offered hereby. Scott Kay and Chris Zellner have voting and investment power over all of the shares held by Asymmetry Global Healthcare Fund, L.P. and Asymmetry Global Healthcare (Master) Fund, LP.

(11)	Rock Springs General Partner LLC is the general partner of Rock Springs Capital Master Fund LP and Kris Jenner, Mark Bussard and Graham McPhail are the managing members of Rock Springs General Partner LLC. Rock Springs General Partner LLC and Messrs. Jenner, Bussard and McPhail, as managing members of Rock Springs General Partner LLC, may be deemed to have shared voting and dispositive power over the shares owned by Rock Springs Capital Master Fund LP.
(12)	Monashee Investment Management LLC, as the general partner of Monashee Capital Master Fund LP, has voting and investment power over all of the shares held by Monashee Capital Master Fund LP.
(13)	Victory Capital Management Inc. serves as investment adviser to the Victory RS Science Technology Fund with voting and investment power over the shares held by Victory RS Science Technology Fund.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions directly or through one or more underwriters, broker dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. Dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on the registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

To the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Broker dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus held by non-affiliates have been sold pursuant to and in accordance with such registration statement or (2) the date on which all of the shares may be sold by non-affiliates without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2016, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that website is http://www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, as amended by Amendment No. 1 to Form 10-K filed with the SEC on June 23, 2017 and Amendment No. 2 to Form 10-K filed with the SEC on June 26, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017;

•	our Current Reports on Form 8-K filed with the SEC on January 6, 2017, January 9, 2017, February 9, 2017, May 19, 2017, June 1, 2017, June 13, 2017, August 1, 2017, August 4, 2017 and August 7, 2017; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on February 11, 2015, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Invitae Corporation, 1400 16th Street, San Francisco, California 94103 and (415) 374-7782. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. You may also obtain a free copy of these reports in the Investor Relations section of our website, www.invitae.com.